AMENDMENT
TO
RESTATED ARTICLES OF INCORPORATION
OF
OSHKOSH TRUCK CORPORATION,
EFFECTIVE AUGUST 16, 2005

        Section A of Article Third of the Corporation’s Restated Articles of Incorporation is amended to read in its entirety as follows:

A. STOCK

The total number of shares of stock which the Corporation shall have the authority to issue is three hundred two million (302,000,000) shares itemized by classes as follows:

1.	Three hundred million (300,000,000) shares of common stock, one cent ($.01) par value (the “Common Stock”).

2.	Two million (2,000,000) shares of preferred stock, one cent ($.01) par value (the “Preferred Stock”).